RREEF Property Trust

RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

December 30, 2014
Via EDGAR AND Overnight Delivery

Daniel L. Gordon Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	RREEF Property Trust, Inc. Form 10-K for the Year Ended December 31, 2013 File No. 333-180356

Dear Mr. Gordon:

This letter sets forth the response of RREEF Property Trust, Inc. (the “Issuer”) to the correspondence dated December 18, 2014 from the staff of the U.S. Securities and Exchange Commission (the “SEC”) to the Issuer’s Form 10-K for the Year Ended December 31, 2013 (the “Form 10-K”) that was filed with the SEC on March 14, 2014. For your convenience, the Issuer has set forth below your comments followed by the Issuer’s responses thereto.
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations Company-defined FFO, page 60

1.
Comment:    We note your response to prior comment 1. Item 10(e)(1)(ii) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years. These expenses are normal operating expenses that the company is required to reimburse their advisor and will continue to incur in the future. In future filings please remove this adjustment from company defined FFO.

Response:    The Issuer acknowledges the position of the SEC. The Issuer has determined to no longer include Company-defined FFO in its filings at this time.

Sincerely,

/s/ James N. Carbone
James N. Carbone
Chief Executive Officer

cc:	Eric Russell, Controller, RREEF Property Trust, Inc. Rosemarie A. Thurston, Alston & Bird LLP Jason W. Goode, Alston & Bird LLP